UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549

Form 8-K

Current Report
Pursuant to Section 13 or 15(d)of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): **July 22, 2009**

First Financial Holdings, Inc.
(Exact name of registrant as specified in charter)

Delaware	**0-17122**	**57-0866076**
State or other jurisdiction of incorporation	Commission File Number	I.R.S. Employer I.D. number

34 Broad Street, Charleston, South Carolina 29401
(Address of principal executive offices)

Registrant's telephone number (including area code): **(843) 529-5933**

Not applicable
(Former name or former address, if changed since last report)

[ ]   Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

[ ]   Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

[ ]   Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

[ ]   Pre-commencement communications pursuant to Rule 13e-4c under the Exchange Act (17 CFR 240.13e-4(c))

Section 7 -- Regulation FD

Item 7.01 Regulation FD Disclosure

First Financial Holdings, Inc. (the "Company") (NASDAQ GSM: FFCH), CEO A. Thomas Hood and CFO/COO R. Wayne Hall will present at the Keefe, Bruyette & Woods 10th Annual Community Bank Investor Conference on Wednesday, July 29, 2009. You may access the live webcast via a link on the Company's website at www.firstfinancialholdings.com. The presentation will also be available on the Company's website through October 31, 2009.

Section 9 -- Financial Statements and Exhibits

Item 9.01 Financial Statements and Exhibits

(a) Not applicable.

(b) Not applicable.

(c) Exhibit 99.1

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

FIRST FINANCIAL HOLDINGS, INC

/s/ R. Wayne Hall

R. Wayne Hall
Executive Vice President, Finance
and Chief Financial Officer

Date: July 22, 2009

EXHIBIT INDEX

Exhibit Number	Description
99.1	Press Release

Exhibit 99.1

FIRST FINANCIAL HOLDINGS, INC.

34 Broad Street ᐧ Charleston, S.C. 29401
843-529-5933 ᐧ FAX: 843-529-5883

NEWS   NEWS   NEWS   NEWS   NEWS

Contact: Dorothy B. Wright
Vice President/Investor Relations
and Corporate Secretary
(843) 529-5931 / (843) 729-7005
dwright@firstfinancialholdings.com

FIRST FINANCIAL HOLDINGS, INC. CEO AND CFO/COO TO PRESENT AT
KEEFE, BRUYETTE & WOODS 10th ANNUAL
COMMUNITY BANK INVESTOR CONFERENCE

Charleston, South Carolina (July 22, 2009) First Financial Holdings, Inc. (NASDAQ GSM: FFCH) ("First Financial" or "Company") CEO A. Thomas Hood and CFO/COO R. Wayne Hall will present at the Keefe, Bruyette & Woods 10th Annual Community Bank Investor Conference on Wednesday, July 29, 2009 at 3:30 p.m. E.D.T. You may access the live webcast via a link on the Company's website at www.firstfinancialholdings.com. The presentation will also be available on the Company's website through October 31, 2009. This updated presentation will be used throughout the quarter as we meet with current and potential investors.

First Financial is the holding company for First Federal Savings and Loan Association of Charleston, which operates 64 offices located in the Charleston metropolitan area, Horry, Georgetown, Florence and Beaufort counties in South Carolina and Brunswick, New Hanover and Pender Counties in coastal North Carolina offering banking and trust services. The Company also provides insurance and brokerage services through First Southeast Insurance Services, The Kimbrell Insurance Group and First Southeast Investor Services. For additional information, please visit our website at www.firstfinancialholdings.com.

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